NEWS RELEASE April 2, 2007 NR 07-13 www.energymetalscorp.com

Energy Metals Reports Steady Progress at Palangana Project

Vancouver, British Columbia, April 2, 2007: Energy Metals Corporation (NYSE Arca: EMU| TSX:EMC) is pleased to announce results of continued development at its 99%-owned South Texas Mining Venture (EMC-STMV). Drilling began on the La Palangana in-situ recovery (ISR) project near Benavides, Texas, on July 11, 2006 and has been continuing with four rigs. A fifth rig commenced drilling at La Palangana in February with an additional rig scheduled to begin drilling in April, increasing the project rig count to six. EMC's current development objectives at La Palangana are: (1) Development of the Production Area I deposit for 2008 production; (2) Delineation drilling of inferred resources on top of the La Palangana dome; and (3) Exploration drilling of unexplored portions of the 6,900-acre La Palangana property.

Since the last La Palangana drilling report dated January 17, 2007 which summarized drilling through December 31, 2006, the Company has completed an additional 130 holes (15,810 ft) bringing the total number of holes drilled for the project to 474. Drilling activities for January and February were focused on delineation drilling, monitor well installation, and coring in Production Area I, and delineation drilling of the inferred resources on top of the La Palangana Dome.

Below are the results from five best holes drilled during the January-February drilling program:

Hole	Depth (ft)	Thickness (ft)	Average Grade	GT
			eU3O8
LP00471	258.5	28.5	0.169	4.81
LPMP08	522.5	12.0	0.268	3.21
LP00440	533.5	10.5	0.207	2.17
LP00451	528.5	11.0	0.194	2.13
LPMP09	517.5	11.0	0.176	1.94

Production Area I Development
Development of the Production Area I deposit was started with delineation drilling in 2006 by initially offsetting two isolated mineralized areas in the southeast part of the property that had been partially explored by Union Carbide Corp. in the 1970's. These mineralized areas were identified in stratigraphically deeper sands than the mineralized sands on top of the La Palangana Dome. Since the initial drilling, the trend has been expanded to more than 5,000 feet in length and extension of the trend appears to continue with the current drilling.

In the months of January and February, 60 delineation holes and 35 monitor well location holes were drilled. Below are the results of the drilling of 60 delineation holes. 22 ore (GT=>0.50), 6 strongly mineralized (GT=>0.30), the rest were weakly mineralized or barren (GT<0.30)

The average GT of 59 mineral intercepts recorded in the 60 holes, that met grade and thickness cutoff criteria, was 0.885 GT. Average thickness was 7.9 feet. The highest GT measured was 3.216 and was associated with an intercept of 12.0 feet of 0.268% eU3O8 (commonly written as 12.0'/0.268% eU3O8).

Monitoring of water quality is required within the production zone aquifer and within all aquifers that are stratigraphically above the production zone aquifer, during operation of the Production Area. Installation of the Production Area I monitor wells started on schedule in February. Monitor well locations have been drilled, geophysical log data evaluated, and starting the week of March 26th, casing of the monitor wells will commence.

Upon completion of monitor well installation, a pumping test and baseline water quality sampling will be conducted in Production Area I. This pumping test and baseline sampling are required by TCEQ (Texas Commission on Environmental Quality) as a part of the Application For A Production Area Authorization For In Situ Uranium Mining. A pump test conducted in December in Production Area I yielded favorable results indicating excellent ore horizon hydrology with a hydraulic conductivity in the range of 2.5 feet/day. This pumping test was conducted by EMC in order to get actual hydrological parameters for future wellfield design planning purposes.

Coring is continuing, in Production Area I, to check disequilibrium conditions, provide lithologic and stratigraphic unit continuity data and material for sieve analysis. Most of the uranium at La Palangana is out of equilibrium in favor of chemical assays over downhole gamma measurements. Two core samples have been assayed to date yielding positive disequilibrium of 1.741 and 1.122. These positive disequilibrium factors coupled with previous studies demonstrate that the Production Area I contains more uranium than previously indicated by radiometric logging. Further studies are ongoing to determine the actual ratio for the entire deposit. Energy Laboratories based in Casper, Wyoming conducted core assay analyses.

Delineation Drilling of 43-101 Compliant Inferred Resources
La Palangana deposit contains a 43-101 compliant inferred resource of 5.7 million pounds eU3O8 (Standard Uranium News Release, January 26, 2006). The vast majority of these inferred resources are located in the central part of the La Palangana project area in shallow sands that are deposited on top of the La Palangana Dome. Delineation drilling of these resources continues in order to upgrade the inferred resources to indicated and measured resources.

In the months of January and February, 31 delineation holes were drilled in the inferred resources. 4 ore (GT=>0.50), 2 strongly mineralized (GT=>0.30) and the remainder of the holes weakly mineralized or barren (GT<0.30) .

The average GT of 18 mineral intercepts recorded in the 31 holes, that met grade and thickness cutoff criteria, was 0.933 GT. Average thickness was 5.7 feet. The highest GT measured was 4.816 and was associated with an intercept of 28.5 feet of 0.169% eU3O8 (28.5'/0.169% eU3O8).

Exploration Drilling
The exploration drilling program is a 1,600-foot drilling grid across the west, northwest and southeast flanks of the La Palangana Dome. The target sand in theses areas is stratigraphically deeper than the mineralized sands on top of the dome, but stratigraphically equivalent to the mineralized sand currently being developed in Production Area I. Exploration drilling in the southeast has confirmed the general trend and continuity of the deeper mineralization being developed in Production Area I. In the northwest part of the property, a reduction/oxidation boundary has been isolated and will be followed up with closer-spaced drilling. No drilling was conducted on the 1,600-foot grid during January and February. This program will resume upon completion of installation of the Production Area 1 monitor wells.

Definition of GT: GT is short for grade times thickness and is calculated by multiplying eU3O8 grade by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02% eU3O8, and minimum GT for various categories of mineralization, it clearly defines a company's position as to what constitutes ore-bearing material for a particular property. It can also be applied to chemical assay data.

Dr. Art Ettlinger, P.Geo., Chief Geologist for Energy Metals Corporation and a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.